EXHIBIT H1

                                CONTRACT

           REIMBURSEMENT AGREEMENTS WITH OFFICERS AND/OR DIRECTORS

The Fund is obligated to reimburse directors not affiliated with the Investment

Adviser to compensate for travel and other expenses associated with performance of their duties.  The cost of this reimbursment was $1,511 for the year 2009.

As the Fund grows in total assets, the Board of Directors may authorize salaries commensurate with their duties.  The Fund never has or plans to compensate officers, employees and directors who are affiliated with the Investment Adviser except indirectly through payment of the management fee.